Top Wealth Group Holding Ltd

Units 714 & 715

7F, Hong Kong Plaza

118 Connaught Road West

Hong Kong

July 18, 2023

Via EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Bradley Ecker
Jennifer Angelini
Beverly Singleton
Hugh West

Re:	Top Wealth Group Holding Ltd
Draft Registration Statement on Form F-1 Submitted May 17, 2023 CIK No. 0001978057

Ladies and Gentlemen:

This letter is in response to the letter dated June 13, 2023, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Top Wealth Group Holding Ltd (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Draft Registration Statement on Form F-1 (the “Amended Draft Registration Statement”) is being submitted confidentially to accompany this letter.

Draft Registration Statement on Form F-1

Cover Page

1. Please disclose prominently on the prospectus cover page that you are not a Hong Kong operating company but a Cayman Islands holding company with operations conducted by your subsidiaries based in Hong Kong and that this structure involves unique risks to investors. If true, disclose that these contracts have not been tested in court. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

RESPONSE: We note the Staff’s comment, and respectfully advise that we have disclosed in the prospectus cover page that we are not a Hong Kong operating company but a Cayman Islands holding company with operations conducted by our subsidiary based in Hong Kong. We have also disclosed the risks related to this structure on page 9 of the prospectus.

2. Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China and Hong Kong. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Please disclose the location of your auditor’s headquarters and whether and how the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations will affect your company. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

RESPONSE: We note the Staff’s comment, and respectfully advise that we have provided disclosure on the cover page of the prospectus about the legal and operational risks associated with being based in or having the majority of the company’s operations in China and Hong Kong. We have also disclosed the location of our auditor’s headquarter and discussed whether and how the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations will affect our company.

3. Provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed under applicable agreements. State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and consolidated entities, or to investors, and quantify the amounts where applicable.

RESPONSE: We note the Staff’s comment, and respectfully advise that we have provided a description of how cash is transferred through our organization and we have indicated that we do not intend to distribute earnings in the foreseeable future, and as of the date of the prospectus, we have not made any transfer, dividends or distributions between the holding company and its subsidiaries.

4. We note disclosure that you will be a controlled company based on the ownership of Winwin Development (BVI) Limited following the offering. Please revise your cover page and summary to (i) disclose the beneficial ownership and control of your Chief Executive Officer, chairman, and director and (ii) clearly state whether you intend to take advantage of the controlled company exemptions under the Nasdaq rules. Additionally revise your risk factor on page 14 to highlight potential conflicts of interest related to the management roles and controlling shareholding interest of Mr. Wong Kim Kwan Kings.

RESPONSE: We note the Staff’s comment, and respectfully advise that we have added disclosure related to our controlled company status and discussed our plan to take advantage of the controlled company exemptions under the Nasdaq rule on the cover page and prospectus summary section.

Conventions Which Apply to this Prospectus, page iii

5. Refer to the description of Winwin Development (BVI). We note this refers to Winwin Development Group Limited. Please also indicate if this is the same entity as Winwin Development (BVI) Limited, your controlling shareholder, as disclosed on the prospectus cover page. If these are two separate entities, please define the relationship of each with your Company.

RESPONSE: We note the Staff’s comment, and respectfully advise that we have revised the prospectus throughout to clarify that Winwin Development(BVI) refers to Winwin Development Group Limited. We have removed all references to Winwin Development (BVI) Limited to avoid any discrepancies.

6. Refer to the paragraph discussion of your reporting currency. In the first sentence, please reconcile the disclosure that your reporting currency is Hong Kong dollars, with disclosure on page F-9 that the consolidated financial statements are reported using U.S. dollars. Also, consider clarifying on page iii that your functional currency is Hong Kong dollars for the reason that your business is mainly conducted in Hong Kong and most of your revenues are denominated in Hong Kong dollars.

RESPONSE: We note the Staff’s comment, and respectfully advise that we have reconciled the disclosure regarding our reporting currency on page iii of the prospectus, and we further explained that our functional currency is Hong Kong dollars for the reason that our business is mainly conducted in Hong Kong and most of our revenues are denominated in Hong Kong dollars.

Prospectus Summary, page 1

7. In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

RESPONSE: We note the Staff’s comment, and respectfully advise that we have revised the prospectus to disclose in the prospectus summary and risk factor section that the risks that our corporate structure and being based in or having the majority of the company’s operations in Hong Kong poses to investors and acknowledged any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

8. Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese and Hong Kong authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your or your subsidiaries’ operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. In this regard, we note your disclosure relating to the CSRC "Trial Measures."

RESPONSE: We note the Staff’s comment, and respectfully advise that we have revised our disclosure in the prospectus summary section and risk factor section to disclose any permission or approval we or our subsidiary are required to obtain from Chinese and Hong Kong authorities to operate our business and to offer the securities being registered to foreign investors. We also discussed the applicability of the CSRC regulations to our business operation and addressed any risks derived from being subject to such regulations.

9. Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under your operating structure. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors as well as the ability to settle amounts owed under applicable agreements.

RESPONSE: We note the Staff’s comment, and respectfully advise that we have included description in the prospectus summary section of how cash is transferred through our organization and disclosed our intentions to distribute earnings or settle amounts owed under our operating structure. We also described restrictions on foreign exchange and our ability to transfer cash between entities, across borders, and to U.S. investors.

Risk Factors, page 8

10. We note your disclosure that you rely on one PRC-based sturgeon farm for your supply of caviar. Please tell us what consideration you gave to adding risk factor disclosure discussing the Chinese government’s significant oversight and discretion over the conduct of your suppliers. This could include the risk that the Chinese government may intervene or influence the operations of your suppliers at any time, and whether this could result in a material change in your operations and/or the value of the securities you are registering.

RESPONSE: We note the Staff’s comment, and respectfully advise that we have supplied a risk factor on page 11 addressing the Chinese government’s significant oversight and discretion over the conduct of our supplier and the risk that the Chinese government may intervene or influence the operations of our suppliers at any time, which could result in a material change in our operations and/or the value of the securities we are registering.

11. We note your disclosure on page 11 regarding changes in the preferential trade status of Hong Kong. Please revise your disclosure to provide an update since the executive order in July 2020 and to specifically describe the effects of these changes on your business and operations.

RESPONSE: We note the Staff’s comment, and respectfully advise that we have provided an update on page 16 of the prospectus to reflect the status since the executive order in July 2020 and indicated that the removal of preferential trade status of Hong Kong did not have a material impact on our business and operations.

12. We note your disclosure on page 15 indicating that the PRC sturgeon farm is responsible for CITES permitting and the supply chain management company is responsible for import and re-export licensing. Please specifically disclose whether all such permits and licenses have been received, and whether any have been denied or revoked. Describe your control measures, if any, to ensure third party compliance with applicable permitting and licensing requirements. Additionally describe the consequences related to these requirements, including violations thereof, and the potential related risks to you and investors.

RESPONSE: We note the Staff’s comment, and respectfully advise that we have revised our disclosure on page 20 of the prospectus to disclose the current compliance status of the PRC sturgeon farm regarding the CITES permit.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 38

13. In the first paragraph, describe the nature of the business operations established in 2009 and the events and operations subsequent thereto, prior to diversifying into the caviar business in 2021. In this regard, we note Top Wealth Group (International) Limited was incorporated in September 2009 in Hong Kong and in August 2021 it established the caviar business. Describe the nature of any business operations and revenues between September 2009 and August 2021, and how any prior business operations were disposed of or had since ceased.

RESPONSE: We note the Staff’s comment, and respectfully advise that we have revised the disclosure on page 43 to provide more details about our business operations prior to 2021.

Results of Operations

Comparison of Fiscal Year Ended December 31, 2022 and December 31, 2021

Cost of Revenue, page 40

14. Refer to the paragraph discussion of cost of revenues. In the second sentence, it appears the amounts should be reversed as pertaining to the years ended December 31, 2022 and 2021. Also, refer to the paragraph discussion of administrative and selling expenses. In the first paragraph, it appears a description of (iv) is missing. Also, in both tables that follow on page 41, please expand to include reconciling line items that will result in consolidated totals of administrative expenses and of selling expenses. As an example, the table of administrative expenses does not appear to be a complete total of all costs and relative percentages equating to 100%.

RESPONSE: We note the Staff’s comment, and respectfully advise that we have revised our Cost of Revenue section to reconcile line items and explain further our operating numbers on page 46 of the prospectus.

Critical Accounting Policies and Estimates, page 43

15. We note you have included substantially all of the significant accounting policies from your audited financial statements footnotes. However, pursuant to Item 303(b)(3) of Regulation S-K, critical accounting estimates are those estimates made in accordance with generally accepted accounting principles that involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on the financial condition or results of operations of the registrant. In this regard, please revise to only include in MD&A those that are considered to be critical accounting polices within the meaning of Item 303(b)(3) of Regulation S-K.

RESPONSE: We note the Staff’s comment, and respectfully advise that we have revised our critical Accounting Policies and Estimates section to include all estimates made in accordance with generally accepted accounting principles that involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on our financial condition or results of operations.

Our Industry, page 47

16. We note that the prospectus includes industry data based on a report from Frost & Sullivan that was commissioned by you in connection with the offering. Please file the consent of such third party pursuant to Rule 436 of the Securities Act as an exhibit to your registration statement. We further note your statement that, "neither we nor any other party involved in this Offering makes any representation as to the accuracy or completeness" of certain information derived from the industry report. This statement appears to imply a disclaimer of responsibility for this information. Please either revise this section to remove such implication or specifically state that you are liable for all information in the registration statement.

RESPONSE: We note the Staff’s comment, and respectfully advise that we have included the consent from Frost & Sullivan as Exhibit 10.13. We also revised the prospectus to remove the implication of the disclaimer of responsibility on page 47 of the prospectus.

17. We note the description of up-stream, mid-stream, and downstream industry participants under the caption "Value Chain Analysis of the Global Caviar Consumption Market." Please revise to clarify how your business is consistent with or differs from this description. Provide sufficient information to allow investors to evaluate your business model, here or by cross-reference to disclosure included in the business section.

RESPONSE: We note the Staff’s comment, and respectfully advise that we position ourselves as a mid-stream industry participant and we have provided additional information of our business to allow investors to better evaluate our business model in this section on page 51 of the prospectus.

Business, page 51

18. We note your disclosure that, "Our mission is to become a world-renowned supplier of the finest selection of luxury delicacies and offer gourmet products around the globe," yet it appears that your current product offering is limited to sturgeon caviar. Please revise disclosure in this section to describe your business plans to offer other products, or revise the mission statement accordingly. Please also include disclosure to explain the term "premium class." Revise or balance by referring to your limited operating history the following statements, "we are a fast-growing supplier of luxury delicacies," "Imperial Cristal Caviar has continuously achieved tremendous sales growth since its launch," and June 13, "our 2023 customer Page 5 base has continuously expanded."

RESPONSE: We note the Staff’s comment, and respectfully advise that we have modified our reference to our products and our mission to reconcile our description with our limited operating history throughout the prospectus.

19. Your disclosure indicates that "we have recently expanded our business from only selling through distributors to selling our products directly to overseas customers," while disclosure elsewhere appears to describe your market expansion in prospective terms (e.g., pages 39-40). Please revise this section to include a specific, clear description of your current operations and plans to expand operations, including the expected timing and material obstacles to overcome. Distinguish clearly your aspirations from your accomplishments throughout.

RESPONSE: We note the Staff’s comment, and respectfully advise that we have removed the disclosure that we have recently expanded our business to overseas customers to aspiration to expand our sales channels to overseas customers. We have also included the expected timing and material obstacles we expected to overcome in the paragraph headed “Business – Growth Strategies” on page 55 and 57 of the prospectus.

20. Disclosure on page 58 indicates that your supply agreement with the Fujian sturgeon farm appoints you as its exclusive distributor in Hong Kong and Macau for conducting overseas distribution and grants you the right to procure caviar directly from it for a term of 10 years. Please revise your disclosure to describe the material terms and conditions of this supply agreement. Address, without limitation, the following items:

●	Any limitations on your business or ability to enter contracts with other caviar producers due to the exclusivity provisions;

●	Any obligations to distribute caviar in Macau and your plans in this regard;

●	Whether the supplier provides caviar to other distributors (e.g., for sale in other jurisdictions) and, if so, how caviar is allocated in the event of limited supply; and

●	Provisions regarding modification, renewal, and/or termination of the agreement.

RESPONSE: We note the Staff’s comment, and respectfully advise that we have included disclosure to confirm that (i) there are no limitations on our business or ability to enter contracts with other caviar producers; (ii) there are no obligations for us to distribute caviar in Macau and we currently do not have plans to expand our business to Macau; (iii) to the best of our management’s understanding, the sturgeon farm supplier also supplies its caviar to other distributors in the PRC, Japan and various European countries. According to the exclusive supply agreement, the sturgeon farm supplier has obligation to maintain long-term stable supply of caviar to us, even in the event of limited supply; and (iv) there are no provisions regarding modification, renewal and/or early termination of the agreement. We have revised our disclosure accordingly on page 63 of the prospectus.

Our Customers, page 55

21. We note your disclosure here that your transactions with a related party ceased after August 31, 2022, while disclosure on page 16 indicates such transactions ceased after December 31, 2022; please reconcile. Please also identify the related party and describe these transactions within your related party transactions section.

RESPONSE: We note the Staff’s comment, and respectfully advise that our transactions with the related party ended after December 31, 2022. We have revised our prospectus to clarify the above fact.

Regulation, page 64

22. We note this section summarizes regulations that affect your business activities in Hong Kong. Please expand to additionally address the regulations to which you are or will be subject in the markets in which you currently or intend to operate. Clearly disclose whether your products are subject to regulation by the countries into which they are imported and describe the material terms of such regulation. In this regard, we note the reference on page 40 to "our ability to achieve product certification approvals for all our products in the jurisdictions we planned to expand into."

RESPONSE: We note the Staff’s comment, and respectfully advise that currently, our goal is to occupy larger market share in Hong Kong, and have no concrete plan to expand overseas in the near future. We will expand our regulation to address the regulations to which we will be subject in the markets we expand into in the future rounds should our plan for expansion become more concrete. We have revised our disclosure on page 40 to remove any discrepancies.

23. Disclosure on page 59 indicates that the food processing factory has obtained a provisional food factory license, which disclosure on page 62 indicates is valid for six months and renewable once. Please revise to disclose the expiration date of the provisional license and its renewal status. Additionally disclose whether the food processing factory has applied for a full food factory license and expectations regarding the issuance thereof, including timing and material obstacles to overcome. Revise the risk factor disclosure on page 19 to specifically describe material related risks.

RESPONSE: We note the Staff’s comment, and respectfully advise that a full food factory license has been obtained. We have revised the disclosure by adding the expiration date of the food factory license and revised the risk factor disclosure on page 24 of the prospectus.

Related Party Transactions, page 72

24. Please revise to disclose the information required by Item 4(a) of Form F-1 and Item 7.B of Form 20-F.

RESPONSE: We note the Staff’s comment, and respectfully advise that we have revised the related party transaction section to disclose the information required under Item 4(a) of Form F-1 and Item 7.B of Form 20-F on page 76 of the prospectus.

25. We note disclosure in Note 15 to the financial statements regarding amounts advanced and loans made to or by related parties. Please revise this section to clearly describe these advances and loans, including the amounts outstanding as of the latest practicable date. Section 402 of the Sarbanes-Oxley Act of 2002 prohibits public companies from extending or maintaining credit in the form of personal loans to or for any director or executive officer. To the extent necessary, disclose the action that will be taken to ensure any applicable arrangements will be extinguished prior to the completion of the initial public offering, or tell us why this provision does not apply to any of the advances or loans disclosed in this section. Please also clarify disclosure regarding Mr. Chong Kin Fai, who is described as "a former director and principal owner" on page F-15 and identified elsewhere as an indirect 10% shareholder.

RESPONSE: We note the Staff’s comment, and respectfully advise that we have provided the amounts outstanding as of the latest practicable date of the two loans on page 76 of the prospectus, and we have also identified Mr. Chong Kin Fai as the indirect 10% shareholder of the Company in the prospectus.

Description of Share Capital, page 73

26. Please revise disclosure that your "authorized share capital is US$50,000" to identify the number, class, and par value of authorized shares.

RESPONSE: We note the Staff’s comment, and respectfully advise that we have revised our disclosure on page 77 of the prospectus to disclose the number, class and par value of our authorized shares.

Signatures, page II-5

27. Please revise to identify the individual signing in the capacity of your principal accounting officer or controller. Refer to the Instructions to Signatures on Form F-1.

RESPONSE: We note the Staff’s comment, and respectfully advise that we have revised our signature page the identify the individual signing in the capacity of our principal accounting officer.

Exhibits

28. Please revise your index to include all exhibits required to be filed pursuant to Item 8(a) of Form F-1 and Item 601 of Regulation S-K. Include, without limitation, your amended governing documents, registration rights agreement, lock-up agreement, employment and indemnification agreements (referenced on page 70), equity incentive plan (referenced on page 30), supply agreement with Fujian Longhuang Biotech, service agreement with a supply chain management company, and any other material contracts.

RESPONSE: We note the Staff’s comment, and respectfully advise that we have filed available exhibits including the employment agreement, supply agreement and director employment agreement as exhibits 10.8 to 10.12.

General

29. We note disclosure on page 93 regarding representative's warrants and on page F-14 regarding a consultant stock option. Please revise your summary section to describe these securities, including the exercise price and other material terms, and include appropriate disclosure elsewhere (e.g., use of proceeds, dilution, and shares eligible for future sale sections). Please additionally revise Item 7 to include disclosure regarding the consultant stock option, or advise.

RESPONSE: We note the Staff’s comment, and respectfully advise we have revised other sections of the prospectus to include the representative’s warrants and the consultant stock option throughout the prospectus.

We appreciate the assistance the Staff has provided with its comments. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or yly@orllp.legal.

Very truly yours,

/s/ Kim Kwan Kings Wong
Name:	Kim Kwan Kings Wong
Title:	Chief Executive Officer